SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Public company)

Cnpj. No. 00.001.180/0001-26

CALL NOTICE

181st Extraordinary General Meeting

We call upon the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Company") to meet at an Extraordinary General Meeting, in exclusively digital form, under Article 4th, paragraph 2nd, Item I and Article 21-C, paragraphs 2nd and 3rd of CVM Instruction No. 481, of December 17, 2009 ("IN CVM 481"), to be held on February 22, 2022, at 2:00 PM, through the Ten Meetings digital platform (“Digital Platform”), to deliberate on the agenda listed below.

The agenda items listed in this notice are intended to meet the provisions of Law No. 14,182/2021 and Resolution CPPI No. 203, published on October 19, 2021, of the Investment Partnership Program ("CPPI Resolution 203"), with the amendments promoted by Resolution No. 221, published on December 30, 2021, of the Investment Partnership Program Council ("CPPI Resolution 221"), stipulated for the Company's privatization to occur.

The statutory changes provided for items 7 and 8 shall enter into force immediately after their approvals by EGM.

The other changes in the Company's Bylaws provided for in items 9 and 10, as well as the materials provided for in items 1, 2, 3 and 4, enter into force only after the liquidation of the public offering of shares ("Offer") to be carried out under Article 3rd of Law No. 14,182/2021, with the consequent privatization of the Company, provided that they are approved by the Brazilian Federal Court of Accounts (TCU).

The effectiveness of the deliberations taken depends on the approval of all items that are the subject of the agenda, without exception. Thus, if there has been a rejection of an item during the vote, the shareholders present may, at the end, but before the completion of the work, reconsider their dissenting vote.

The Federal Government shall be devout to exercise, directly or indirectly, in the deliberations of the EGM, the right to vote in matters on the agenda that are provided for in the prohibitions established by Law No. 14,182/2021 and CPPI Resolution 203, with the modifications of the CPPI Resolution 221.

Agenda:

1.       Approve, effectively conditioned to the privatization of Eletrobras under the terms and conditions portrayed in item 12, according to CPPI Resolution No. 203, with the modifications of the CPPI Resolution No. 221, the corporate restructuring of Eletrobras, to maintain under the direct or indirect control of the Federal Government, through the Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”), the facilities and holdings, owned or managed by Eletrobras, specifically Eletrobras Termonuclear S.A. ("Eletronuclear") and Itaipu Binacional ("Itaipu"), binational entity, created by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay, to be effected under the following conditions:

(i)       conclusion of the respective contract for the purchase and sale of a stake for the disposal of the entire stake held by Eletrobras in Itaipu to ENBPar, for the total price of R$1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents), to be paid according to the outlined in the Resolution CPPI 203, with the modifications of the CPPI Resolution 221, under the contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting;

(ii)       conclusion between the Company and ENBPar, in an investment agreement related to the shareholding in Eletronuclear, according to a contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, which provides, among others: (a) to participate in the raising of new financing for the power plant Angra 3, through the granting of fiduciary guarantees, as well as through the transfer of financing in the form of mutuals to Eletronuclear, in the total volume necessary for the completion from Angra 3, accordance with the studies conducted by BNDES provided for in Decree No. 9.915, of July 16, 2019 and Law No. 14.120, of March 1, 2021, and in proportion to its holdings in the eletronuclear voting share capital, should, for the purposes of the ratio calculation, be desconsider the guarantees, mutuals and contractual obligations support already existing between the Federal Government or the Company and Eletronuclear, being certain that these guarantees, mutual and contractual obligations of support must be maintained; (b) perform all acts of their competence for the purpose of subscribing to new issues of Eletronuclear shares, to be determined by the studies it contracted with BNDES, in proportion to its equity interests eletronuclear's voting share capital;

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(iii)       approve, at the extraordinary general meeting to be convened by Eletronuclear, the emission, by Eletronuclear, of 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand, nine hundred and fifty-one) new common shares, at the total issue price of R$7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents), and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) new preferred shares, in the total amount of R$2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents) (together, "New Shares"), of which, of the total value of the issue, R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) will be allocated to the formation of capital reserve to be used for the payment of all cumulative minimum priority dividends of the preferred shares issued by Eletronuclear, accordance with the provisions of item (vi) below, while the remaining amount will be allocated to the share capital account;

(iv) subscription, by the Company, of part of the New Shares, 166,379,229,311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand, three hundred and eleven) common shares and 86,326,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand, forty-six) preferred shares, at the total issue price of R$6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents) (together, "New Eletrobras Shares"), and the respective payment shall take place on the settlement date of the Offer (as defined below), being:

(a) R$2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven thousand, four hundred and thirty-nine reais and eighty-three cents), using as a priority the credits related to the cumulative minimum priority dividends against Eletronuclear, by the item (vi) below;

(b) R$3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents) primarily through the capitalization of advances for future capital increase made by the Company at Eletronuclear until January 2022, and;

(c) in national currency, with relation to the remaining value;

(v)       assignment, by the Company to ENBPar, free of charge, of the right of preference to subscribe part of the New Shares, in a volume equivalent to R$3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares ("New ENBPar Shares"), and ENBPar shall exercise the right of preference to subscribe to the New ENBPar Shares transferred to it, and the payment shall take place on the date of settlement of the Offer, in national currency;

(vi)       approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the declaration by Eletronuclear of dividends to preferred shareholders, in the amount of R$2,703,020,820.70 (two billion, seven hundred and three million, twenty thousand, eight hundred and twenty reais and seventy cents updated in the form of Decree 2,673 of July 16, 1998, designed for the date of the assembly of Eletronuclear, equivalent to the amount of the cumulative minimum priority dividends not paid corresponding to the fiscal years 2010 (inclusive) to 2021 (inclusive), as well as statutory authorization to be paid to the account of Eletronuclear's capital reserves, on the date of settlement of the Offer;

(vii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the modification of the rights (a) of the preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum priority dividends and the right to vote in deliberations regarding the modification of the Bylaws of Eletronuclear, and maintaining the priority in the reimbursement of capital, and (b) of the common shares issued by Eletronuclear, which will no longer confer the right to dividends equivalent to 12% (twelve percent) per year before the payment of remaining dividends to the holders of the preferred shares;

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(viii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, to be effective for social acts performed after the meeting, excluding Eletronuclear's corporate restructuring operations arising from the privatization of Eletrobras, that the setting of the repayment amount in cases of exercise the right of withdrawal of Eletronuclear shareholders is the highest value between (i) the book value of the respective shares, and (ii) the economic value of the respective shares, according to the evaluation report to be prepared by an independent third party, by the cash flow method deducted, when exercising the right of withdrawal;

(ix)        approve, at the Extraordinary General Meeting to be convened by Eletronuclear, the amendment of the Bylaws of Eletronuclear to create a committee for matters related to the planning and execution of the Angra 3 Thermonuclear Power Plant ("Statutory Committee for the Monitoring of the Angra 3 Thermonuclear Power Plant Project - COANGRA"), which will operate until the beginning of the commercial operation of the Angra 3 Thermonuclear Power Plant, to advise the Board of Directors of Eletronuclear, including conducting analysis and issuing a prior opinion on the contracting of goods, services, works, financing and guarantees linked to the project, having a composition of five members, guaranteed the representative parity of ENBPar and Eletrobras, being up to two members appointed by the Directors elected by ENBPar, up to two members appointed by the Directors elected by Eletrobras and an independent external member agreed by Eletrobras and ENBPar, all duly remunerated.

(x) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, an optional conversion program of up to 124,541,409,099 (one hundred and twenty-four billion, five hundred and forty-one million, four hundred and ninety-nine) common shares issued by the Company in preferred shares, at the rate of 1 (one) common share for 1 (one) preferred share, respected the legal limit of proportion between common and preferred shares;

(xi)       the Company's participation in the optional conversion program referred to in item (x) above, covering the higher volume possible common shares held by the Company, respecting the applicable limit provided for in item (x);

(xii) conclusion, between the Company and ENBPar, in the agreement of Eletronuclear shareholders, according to a contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, providing, essentially: (a) the maintenance in the operation of COANGRA until the beginning of the commercial operations of Angra 3; (b) ENBPar's right of first preference over the disposal of shares issued by Eletronuclear held by the Company; and (c) the right of appointment by the Company of the Chief Financial Officer of Eletronuclear;

(xiii) approve, at the Extraordinary General Meeting to be convened by Eletronuclear, a change in the composition and organization of competencies of Eletronuclear's Executive Board, to: (a) segregate the functions of the Director of Management and Finance in a Director of Management and a Chief Financial Officer while the shareholders' agreement referred to in the item (xii) above is in force; and (b) to provide for the existence, until the beginning of the commercial operation of Angra 3, of the position of Director of Angra 3, which will have the competence to coordinate the activities to support the completion of the services contracted with BNDES and the contracting of engineering services, contracting of financing and project management necessary for the completion of the Angra 3 Thermonuclear Power Plant;

(xiv) approval of the transfer by the Company to Eletronuclear of the ownership of the quotas of the decommissioning fund of nuclear power plants, provided for in Resolution No. 8 of September 17, 2002, of the National Council for Economic Policy - CNPE, with the compensation of the transfer obligations of the associated resources between the companies;

(xv) authorization for the continuity of management by the Company, for the transition period of up to twelve (12) months, counted from the settlement date of the public offering of shares to be carried out for the privatization of the Company, of the marketing contracts under the Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA, administration of the current account called the Programa Nacional de Conservação de Energia Elétrica – Procel, financing contracts that use resources from the Reserva Global de Reversão – RGR, the programs Mais Luz para an Amazônia and Luz para Todos and the administration of Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974;

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(xvi) conclusion of a contract between the Company and ENBPar, according to contractual instrument attached to the Proposal for Administration of the 181st Extraordinary General Meeting that regulates the operational transition of the management of activities and assignment of marketing contracts under the Incentive Program for Alternative Sources of Electric Energy – PROINFA, administration of the current account called National Electric Energy Conservation Program – Procel, of financing contracts that use resources from the Global Reversal Reserve – RGR, of the programs “Mais Luz para a Amazônia” and “Luz para Todos” and the administration of the Federal Government assets provided for in Decree-Law No. 1,383 of December 26, 1974, as well as the assumption by the Company, free of charge, of a commitment to provide support and advice to ENBPar for the management of these activities, including staff training, provision of databases and information;

(xvii) provision of support and advisory service, by the Company to ENBPar, Itaipu's energy trading activity, for remuneration to be adjusted between the parties, for a period of up to 180 (one hundred and eighty) days from the date of liquidation of the Offer, under the contractual instrument, related to the transfer of the equity interest in Itaipu, attached to the Management Proposal of the 181st Extraordinary General Meeting; and

(xviii) approve the amendment to Eletronuclear's Bylaws, so that some Chapters, articles, items and paragraphs of the Bylaws are amended, included, renumbered and/or excluded, with Eletronuclear's Bylaws now having the consolidated wording contained in the referred to Annex to the Management Proposal of the 181st Extraordinary Shareholders' Meeting.

2. Approve, effectively conditioned to the privatization of Eletrobras, under the terms and conditions portrayed in item 12, the subscription, by the Company and its subsidiaries, as applicable, of new concessions for the generation of electricity, for a period of 30 (thirty) years, through the payment of R$ 32,073,001,926.43 (thirty-two billion, seventy-three million, one thousand nine hundred and twenty-six reais and forty-three cents) for the Energy Development Account (CDE) and R$ 25,379,079,917.76 (twenty-five billion, three hundred and seventy-nine million, seventy-nine thousand nine hundred and seventeen reais and seventy-six cents) relating to the bonus for the granting of new concession contracts for electricity generation, according to CNPE Resolution No. 30 from December 21th, 2021, relating to hydroelectric power plants that: I - have been extended pursuant to Article 1 of Law No. 12,783 of January 11th, 2013; II - are reached by the provisions of item II of paragraph 2 of Article 22 of Law No. 11,943 of May 28, 2009; III - are reached by the provisions of paragraph 3 of Article 10 of Law No. 13,182 of November 3rd, 2015; IV - have been granted through the Concession Agreement No. 007/2004-Aneel-Eletronorte; V - have been granted through the Concession Agreement No. 004/2004-ANEEL-Furnas, specifically for the HPP Mascarenhas de Moraes.

3. Approve, effectively conditioned to the privatization of Eletrobras in the terms and conditions portrayed in item 12, the maintenance of the payment of associative contributions to the Centro de Pesquisas de Energia Elétrica (Cepel), for 6 (six) years, counted from the date of the company's privatization, under paragraph 4 of Article 3 of Law 14.182/2021.

4. Approve, effectively conditioned to the privatization of Eletrobras under the terms and conditions outlined in item 12, the assumption of obligations provided for in Resolution CNPE 15, with the modifications of Resolution CNPE 30, and the assumption of subsidiary responsibility for compliance with the programs established in the Articles 6th, 7th and 8th of Law 14.182/2021, aimed at the development of projects that will compose the programs of:

a) revitalization of water resources in the Rio San Francisco and the Parnaíba River watersheds, directly by Eletrobras or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or units of the Brazilian army;

b) structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River, directly by Eletrobras or, indirectly, through its subsidiary Eletronorte; and

c) revitalization of the water resources of the watersheds, defined according to item V of the Caput of the Article 1 of Law No. 9,433 of January 8, 1997, in the area of influence of the reservoirs of Furnas hydroelectric power plants, whose concession contracts are affected by this Law, directly by Eletrobras or, indirectly, through its subsidiary Furnas.

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5. Authorize the Company to carry out a public offering for the distribution of common shares issued by the Company and American Depositary Receipts (“ADR”), which will be carried out to implement its privatization, under Law No. 14,182/2021 and of Resolution CPPI 203, with the subsequent amendments, including Resolution CPPI 221 (“Offer”), and consequent submission of the application for registration of the Offering to the Securities and Exchange Commission (“CVM”) under Law No. 6,385, of December 7, 1976, as amended, CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable legal and regulatory provisions, and to the US Securities and Exchange Commission ("SEC"), under US Securities Act of 1933, as amended, and other rules adopted by the SEC.

6. Authorize and delegate to the Board of Directors powers to (i) negotiate, define and approve all the terms and conditions of the Offer, subject to the provisions of the applicable legislation and regulations, including, without limitation, (a) the respective schedule, structure and other terms and conditions, including, as applicable, the issuance of additional shares/ADRs (hot issue) and additional shares/ADRs (green shoe); (b) the increase in the Company's capital stock, within the limits of the authorized capital to be created pursuant to item 7(i) below the agenda, for purposes of the Offer; and (c) the issuance price of shares within the scope of the Offer after completion of the bookbuilding procedure (“Price per Share”), provided that the Price per Share cannot be lower than the price minimum per common share to be defined by the CPPI, and provided that the transaction provided for in terms of Resolution CPPI 203, with subsequent modifications, including Resolution CPPI 221, is approved by the Federal Audit Court; (ii) approve the prospectuses, forms, prospectus and other documents, instruments and contracts related to the Offer; and (iii) authorize the Company's directors to perform all acts that may be necessary within the scope of the Offer, including, without limitation, communication with, among others, CVM, SEC and B3 SA – Brasil, Bolsa, Balcão, and the negotiation, contracting and execution of all documents, instruments and contracts that may be necessary for the execution of the Offer.

7. Approve the reform of the Company's Bylaws, towards:

(i)       the creation of the Company's authorized capital, under Article 168 of Law No. 6,404 of December 15, 1976, as amended ("Corporate Law"), allowing the Board of Directors to increase the Company's capital stock to the limit of R$ 80,000,000,000.00 (eighty billion reais), regardless of this tax reform, through the issuance of new common shares; and

(ii)       the exclusion of the shareholders' right of preference in the subscription of shares issued through public offerings, under Article 172, Caput and item I of the Brazilian Corporate Law.

8. Approve, as a result of the possible approval of item 7 above the agenda, the amendment, inclusion, renumbering e/or exclusion of the following chapters, articles, items and paragraphs of the Company's Bylaws, as well as the inclusion of Article 70 to the Eletrobras Bylaws, containing the statutory provisions that will be applicable after the Company's privatization, under Law No. 14,182 of July 12, 2021, and the Company's Bylaws will have the consolidated wording contained in the aforementioned annex of the Management Proposal of the 181st Extraordinary General Meeting:

Inclusion

Article 8 - Inclusion of Sole Paragraph for the creation of authorized capital;

Article 8 - Inclusion of Item I towards to deal with the authorization for the Board of Directors to approve the issuance of shares of the Company; and

Article 8 - Inclusion of Item II to enable the absence of a right of preference of shareholders in the subscription of shares issued through public offerings; and

Article 70 inclusion of the version of the Company's Bylaws that will be effective with the liquidation of the offer.

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9. Approve pursuant to resolution CPPI 221, the conversion of one (1) class B preferred share issued by the Company and owned by the Federal Government to, pursuant to Law 14,182/2021, create a special class of preferred share, which shall be subscribed by the Federal Government for its exclusive ownership, and which shall give the power of veto in the social deliberations that aim to modify or remove the statutory provisions to be created, according to item 10 below, to, pursuant to Law No. 14,182/2021, (i) prevent any shareholder or group of shareholders from exercising votes in numbers greater than 10% (ten percent) of the number of shares in which the Company's voting capital is divided and (ii) prevent the conclusion of a shareholders' agreement for the exercise of voting rights, except for the formation of blocks with a number of votes lower than 10% (ten percent) of the number of shares in which the voting capital of the Company is divided, with the consequent amendment of the Bylaws to provide for such conversion and the existence of such a special class preferred share.

10. Approve, if the Bylaws amendment proposed in items 7 and 8, the following changes, inclusions, renumberings and/or exclusions of the following chapters, articles, items and paragraphs of the Company's Bylaws:

Article 1 - change of wording to adapt the private company.

Article 1 - inclusion of single paragraph to adapt the private company.

Article 4 - exclusion of item II to adapt the private company.

Article 4 – the unification of items III and IV, with renumbering for item II.

Chapter II - change of title to adapt the private company.

Article 5 - change of wording to adapt the private company.

Article 5 - exclusion of paragraphs 1, 2, 3 and 4 and their respective paragraphs.

Article 6 - exclusion to adapt the private company.

Article 7 - exclusion of Caput to adapt the private company.

Article 7 Single Paragraph and its items from I to V - renumbered to Article 5th Single Paragraph, items I to V.

Article 8 - Renumbering for Article 6th and writing adjustment for creation of Golden share.

Article 9 - Renumbering for Article 7th, an adjustment in the wording of items I and II, and inclusion of item III to adapt the private company.

Article 9 - Inclusion of paragraph 3 to adapt the private company.

Inclusion of Article 8th and single paragraph to adapt the private company.

Inclusion of Article 9th and paragraphs 1 and 2 to adapt the private company.

Inclusion of Article 10th, items I to IV and paragraphs 1 to 5 to adapt the private company.

Inclusion of Article 11th and single paragraph to adapt the private company.

Inclusion of Article 12th and single paragraph to adapt the private company.

Article 10 renumbering for Article 13th, the inclusion of paragraph 3, the renumbering of paragraphs 3 and 4 to 4º and 5º and adjustment of writing to adapt the private company.

Article 11 renumbering for Article 14th and adjustment in the wording of paragraph 1.

Article 12 renumbering for Article 15th.

Article 13 renumbering for Article 16th.

Article 14 renumbering for Article 17th.

Article 15 renumbering for Article 18th and adjustment in the essay.

Article 16 renumbering for Article 19th and adjustment in the wording of item III.

Article 17 renumbering for Article 20th, an adjustment in the wording of item IX and paragraph 2, the inclusion of item X and paragraph 3 and renumbering of paragraphs 3 to 6, moving to paragraphs 4 to 7, to adapt the private company.

Article 18 renumbering for Article 21st.

Article 19 renumbering for Article 22nd, exclusion of paragraph 4 and renumbering of paragraph 5 to 4.

Article 20 renumbering for Article 23rd.

Article 21 renumbering for Article 24th, new writing in Caput and paragraph 1 and exclusion of paragraph 2 to adapt to the private company.

Article 22 renumbering for Article 25th, paragraph 1 amended to single paragraph and exclusion of paragraph 2 and its item I.

Article 23 renumbering for Article 26th.

Article 24 renumbering for Article 27th.

Article 25 exclusion of caput and a single paragraph.

Article 26 renumbering for Article 28th.

Article 27 exclusion of caput and a single paragraph.

Article 28 renumbering for Article 29th.

Article 29 renumbering for Article 30th.

Article 30 deletion of the Article.

Article 31 adjustment in the wording of paragraph 3 to adapt the private company.

Article 32 adjustment in the wording of item I and exclusion of item II to V.

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Article 32 adjustment in the wording of paragraphs 1 and 2, exclusion of paragraph 4, an adjustment in the wording of paragraph 5, with its renumbering to 4º.

Article 33 adjustment in the wording to adapt the private company.

Article 34 adjustment in the wording to adapt the private company.

Article 34 renumbering the single paragraph to 1st and the inclusion of paragraph 2º.

Article 36 Caput adjustment in the wording of the XXV item to adapt the private company.

Article 36 Caput adjustment in the wording of item XXXII.

Article 36 Caput adjustment in the wording of item XXXIV, XXXV, XXXVI and XLVII to adapt the private company.

Article 36 Caput exclusion of the ILI and LIII items.

Article 36 Caput renumbering the LIV item to LII.

Article 36 Caput renumbering of the LV to LIII item with adjustment in the wording.

Article 36 Caput renumbering of items LVI and LVII for LIV and LV.

Article 36 Caput exclusion of item LVIII.

Article 36 Caput renumbering of the LIX to LVI item with adjustment in the wording.

Article 36 Caput renumbering of the LX to LVII item with adjustment in the wording.

Article 36 Caput exclusion of the LXI item.

Article 36 Caput renumbering of the item LXII, LXIII and LXIV for LVIII, LIX and LX.

Article 36 exclusion of paragraphs 1 and 2.

Article 36 renumbering of paragraph 3 to 1st

Article 36 renumbering of paragraph 4 to 2nd.

Article 36, paragraph 4 adjustment in the wording of item II, exclusion of items III and IV and renumbering of item V to III.

Article 39 paragraph 4 adjustment in the wording.

Article 40 paragraphs 1st, 2nd, 3rd and 4th adjustment in the wording.

Article 40 paragraph exclusion from paragraph 5th.

Article 40 renumbering of paragraphs 6th, 7th, 8th and 9th for 5th, 6th, 7th and 8th.

Article 40 exclusion from paragraphs 10 and 11.

Article 40 renumbering paragraphs 12th to 21st to 9th to 18th.

Article 42 Caput adjustment in the wording.

Article 42 exclusion from item III.

Article 43 paragraphs 1st to 3rd adjustment in the wording.

Article 44 paragraph 1st adjustment in the wording and exclusion of paragraph 3rd.

Article 47 exclusion from paragraph 2nd and renumbering of paragraph 3rd to 2nd.

Article 48 adjustment in the wording of item VI.

Article 49 exclusion from item II.

Article 49 renumbering of items III to VIII to II to VII.

Article 49 exclusion from item IX.

Article 49 renumbering of item X to VIII.

Article 49 exclusion from item XI.

Article 49 renumbering of items XII and XIII to IX and X.

Article 51 Caput adjustment in the wording.

Article 51 exclusion from items I to IV and paragraph 1st.

Article 51 renumbering of paragraphs 2nd and 3rd to 1st and 2nd.

Article 51 inclusion of paragraph 3rd.

Article 52 Caput adjustment in the wording.

Article 52 exclusion from paragraph 3rd.

Article 52 adjustment in the wording and renumbering of paragraph 4th to 3rd.

Article 52 exclusion from paragraphs 5th and 6th.

Article 52 renumbering paragraphs 7th to 9th to 4th to 6th.

Article 55 single paragraph adjustment in the wording.

Article 56 Caput adjustment in the wording.

Article 61 to 63 exclusions of Articles and their items and paragraphs.

Article 64 adjustment in writing and renumbering for Article 61st.

Article 65 renumbering for Article 62nd.

Article 66 to 67 exclusions of Articles and their items and paragraphs.

Article 68 and 69 renumberings for Article 63rd and 64th.

11. Authorize Eletrobras and its subsidiaries to celebrate and sign before the effective privatization the legal instruments portrayed in items 1 and 2 of the Agenda, under the respective contracts, which shall include a suspensive condition clause, through which the effects of the legal instruments are conditional on the effective privatization of the Company, under item 12.

12. Approve the privatization of Eletrobras, in accordance with Law 14.182/2021 and of CPPI Resolution 203, with the modifications of CPPI Resolution 221, from the settlement of the offer depicted in the item 5, and immediately and only after the dilution of the Federal Government, and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras' voting share capital, provided that: (i) all matters provided for in items 1 to 10 of this Notice; (ii) the suspensive condition depicted in the item 11; (iii) the public offering of primary and secondary issuance of Eletrobras shares, planned in CPPI Resolution 203, with the modifications of CPPI Resolution 221, is sufficient to dilute the Federal Government, and its organs and entities directly or indirectly controlled, the percentage equal to or less than 45% (forty-five percent) of Eletrobras' voting share capital; (iv) all legal instruments depicted in items 1 and 2 of this Agenda are duly signed by the parties and their anuent stakeholder; and (v) approval by the Court of Auditors of the Federal Government of the privatization, accordance with the terms established by CPPI Resolution 203, with the modifications of CPPI Resolution 221.

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 Under the first paragraph of Article 126 of Law No. 6,404 of December 15, 1976, as amended ("Corporate Law") and the decision of the I. CVM Collegiate in CVM RJ-2014/3578 lawsuit, on November 4, 2014, the shareholder may be represented at the general meeting: (i) if a natural person, by a prosecutor established for less than one (1) year (who is a shareholder, administrator of the Company or lawyer regularly registered in the boards of the Brazilian Bar Association), (ii) if a legal entity, by its legal representatives or by a prosecutor appointed under its constitutive acts and by the rules of the Brazilian Civil Code, and (iii) if investment fund, by its administrator and/or manager or by a prosecutor appointed by its constitutive acts aby the rules of the Brazilian Civil Code.

By the procedures provided for in CVM Instruction No. 481 of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting, the shareholder may exercise the right to vote by completing and delivering the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (https://ri.eletrobras.com), of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

Considering the situation that has been reported on the COVID-19 pandemic (coronavirus) in Brazil, mainly due to the currently existing restrictions on the movement and meeting of people, the EGM will be held exclusively digitally, which is why the shareholder's participation can only be:

(a) via the Voting Ballot, and the detailed guidelines on the documentation required for remote voting is contained in the Ballot that can be accessed in the websites mentioned above; and

(b) via the Digital Platform, in person or by a proxy duly constituted under the terms of Article 21-C, paragraphs 2nd and 3rd of IN CVM 481, in which case the shareholder may: (i) simply participate in the EGM, has or has not sent the Voting Ballot; or (ii) participate and vote for EGM, noting that as for the shareholder who has already sent the Voting Ballot and who, if he wishes, vote in the Meeting via the Digital Platform, all voting instructions received through the Voting Ballot will be disregarded.

Shareholders who wish to participate in EGM via the Digital Platform must access the specific website of the Meeting, at https://www.tenmeetings.com.br/assembleia/portal/?id=17DA9EA4EA1D, and complete its registration, including the creation of a password, and annex all documents necessary for their qualification to participate and/or vote in the EGM, at least 2 (two) days in advance of the date designated for the realization of the EGM, that is, until February 20, 2022.

The following documents will be required from shareholders for qualification and participation and/or voting in EGM via the Digital Platform: (a) if natural person, copy of the identification document, legally recognized as such, with recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by a proxy, copy of the instrument of mandate signed with less than one (1) year, along with the official identity document with photo of the proxy, and this proxy must be another shareholder, administrator of the Company or lawyer regularly enrolled in the boards of the Brazilian Bar Association; or (b) if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative(s) of powers enough for representation within the scope of the EGM, duly registered with the competent bodies, along with the official identity document with photo of the referred representative(s); (ii) if that's the case, instrument of mandate duly granted in the form of the law and/or the constitutive acts of the shareholder, along with the official identity document with photo of the proxy.

After sending all supporting documents of qualification, the shareholder or proxy, as the case may be, will receive confirmation of the license to participate in the EGM. Under Article 5, paragraph 3rd of CVM Instruction 481, access to the Digital Platform of shareholders who fail to submit the necessary participation documents within the period set forth herein and as detailed in the Management Proposal will not be allowed.

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The Company clarifies that exceptionally for this EGM, it will dispense the need to send the physical means of the representation documents of the shareholders to its office, as well as the signature of the grantor in the power of attorney to represent the shareholder, the notarization, consumerization, the apostille and the sworn translation of all documents representing the foreign shareholder, simply sending a simple copy of the original copies of such documents through the website mentioned above. The Company will only admit power of attorney granted by shareholders by electronic means if containing digital certification that is within the standards of the Brazilian Public Keys Infrastructure or by another means of proving the authorship and integrity of the document in electronic form.

Detailed information on the rules and procedures for participation and/or distance voting in the EGM, including guidelines for sending the Remote Voting Bulletin, are contained in the Management Proposal available on the CVM (www.cvm.gov.br) and Company (https://ri.eletrobras.com/). Guidelines on the rules of conduct to be adopted in the EGM will be available on the Digital Platform.

The Company's decision to hold the EGM exclusively digital, under Article 4th, paragraph 2nd, the item I and article 21-C, paragraph 2nd and 3rd of ICVM 481, was due to the extraordinary context through which the country and the rest of the world, due to the COVID-19 pandemic, where the transit of persons is being limited by the competent authorities and which, including the opening of airspace and transit through airports, is one of the aspects of greatest instability. Thus, the realization of EGM exclusively digitally reduces the need for air travel and the health risk of all EGM participants, facilitating the participation of shareholders and others involved in the realization of the EGM. Through this decision, the Company reiterates its commitment to the adoption of the measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities of the regions where it operates.

The resolutions at the EGM shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Company websites (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 (www.b3.com.br), to the entire documentation related to the business which will be deliberated at the EGM, under the Brazilian Corporate Law and CVM Instruction 481.

Brasilia, January 20, 2022.

Ruy Flaks Schneider

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.